News release
For immediate publication

ART Completes Acquisition of Alerion Biomedical, Inc.

The Company is positioned to meet industry needs in fast growing market

Montreal, Canada, March 14, 2006 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that it has closed the transaction to acquire substantially all of the imaging technology and product assets of Alerion Biomedical, Inc., a US-based developer and manufacturer of biomarkers and contrast media for preclinical and clinical imaging devices. This transaction has received all necessary regulatory approvals, including that of the Toronto Stock Exchange.

“This acquisition creates long-term value for ART shareholders,” said Micheline Bouchard, President and CEO. “The transaction responds to a need to create recurring revenue for the Company and establish a presence in the biomarker and radiopharmaceutical sector, which represents a growing global market in excess of US$5.0 billion,” added Ms. Bouchard “We welcome and look forward to supporting existing Alerion customers and future users of the Fenestra™ imaging agents product line”, concluded Ms. Bouchard.

An advantage inherent to the Fenestra™ biomarker technology is that it enhances imaging on a user-friendly and non-radioactive basis, which makes it more cost effective in that it permits multiple scans on the same specimens over long periods of time. The technology was developed following more than five years of research at the University of Michigan and investment of over US$10 million in combined research and development funding. Initial customers have included leading pharmaceutical and biotech companies as well as the National Institutes of Health (NIH).

The terms of the transaction provide for a purchase price which will be subject to adjustments and to purchase price increases — in the form of earn-outs — based on the future revenue generated by the purchased assets. The purchase price was payable in cash or common shares of the Company — at the option of ART — as will be any future adjustments. As an all-share based transaction, the acquisition, including all adjustments and future earn-out payments, is not expected to represent more than a 5% dilution to existing shareholders.

ART was represented in the transaction by Winchester Capital, as financial advisor, and by Osler, Hoskin and Harcourt LLP, as outside counsel.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

For information:

Sébastien Gignac Vice President, Corporate Secretary and General Counsel ART Advanced Research Technologies Inc. T. (514) 832-0777 sgignac@art.ca

Jacques Bédard Chief Financial Officer ART Advanced Research Technologies Inc. T. (514) 832-0777 jbedard@art.ca

www.art.ca